WISDOMTREE RULES-BASED EARNINGS-WEIGHTED

VALUE INDEX METHODOLOGY

Last Updated June 2014

WISDOMTREE RULES-BASED EARNINGS-WEIGHTED VALUE INDEX METHODOLOGY

1.	Overview and Description of Methodology Guide for Domestic Earnings-Value Index

WisdomTree LargeCap Value Index (“LVI”) was developed by WisdomTree Investments, Inc. (“WTI”) to measure the performance of largecap value companies in the U.S.

The LVI measures the performance of investable U.S.-based companies that have passed WisdomTree’s value selection requirements. Companies eligible for LVI must have generated positive earnings in the prior four fiscal quarters.

To be eligible for the LVI, companies must have positive earnings per share, positive book value per share, and sales per share as of the Screening Date, and have a 1year percentage change in its stock price. Companies with the 1000 largest market capitalizations that pass these selection requirements are then ranked by a combined value score. Companies that rank in the top 30% are selected for inclusion.

The LVI Index is reconstituted annually, at which time each component’s weight is adjusted to reflect its share of the Earnings Stream during the prior four fiscal quarters. The Earnings Stream is defined as cumulative earnings over the prior four fiscal quarters for each component in the Index. For these purposes, “earnings” are determined using a company’s reported net income, excluding special items, applicable to common shareholders over their four most recent fiscal quarters. The percentage weight assigned to each component in the Index at the annual reconstitution is calculated by dividing the cumulative earnings each component company has generated in its last four reported fiscal quarters by the sum of all the earnings generated by all the component companies in the Index over the same period. Each of the Indexes is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices.

2. Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the Index, a company must list its shares on the New York Stock Exchange (NYSE) or the NASDAQ Global or NASDAQ Global Select Market (together, the “three major exchanges”), be incorporated and headquartered in the United States and have positive cumulative earnings over the four fiscal quarters preceeding the annual reconstitution, which takes place in April. Companies need to have a market capitalization of at least $100 million by the “Screening Date” (the duration of time after the close of trading on the last trading day in March, and before the open of trading on the next trading day); shares of such companies need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Screening Date; and component companies need to have had a P/E ratio at least 2 as of the Screening Date. Common stocks, REITS and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, Business Development Companies (BDCs), royalty trusts, tracking stocks, mortgage REITS and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.

Companies eligible for LVI must have generated positive earnings in the prior four fiscal quarters and have a year-over-year percentage change in stock price, have a positive earnings per share, a positive book value per share, and sales per share as of the Screening Date. Companies with the 1000 largest market capitalizations that pass these selection requirements are then ranked by a normalized “value score” based on four factors: the Price to Earnings Ratio, Price to Sales Ratio, Price to Book Value Ratio, and one-year change in stock price. Companies that rank in the top 30% by this value score are selected for inclusion in the LVI. The Value Score for each company is created by the following formula:

Value Score = (ZPB + ZPE + ZPS – Zprice ) /4 Where ZPB = Standardized Z-Score of Price to Book Value Ratios Where ZPE = Standardized Z-Score of Price to Earnings Ratio Where ZPS = Standardized Z-Score of Price to Sales Ratio Where Zprice = Standardized Z-Score of 1-Year Change in Stock Price

A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date/ weight of security in each index) is greater than $200 million to be eligible for the index.

2.2 Base Date and Base Value

The WisdomTree LargeCap Value Index was established with a base value of 200 on April 30, 2008.

2.3 Calculation and Dissemination

The following formula is used to calculate the index levels for the LargeCap Value Index:

Si = Number of shares in the index for security i. Pi = Price of security i D = Divisor

The Index is calculated whenever the three major US exchanges are open for trading.

If trading is suspended while one of the three major exchanges is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Index is updated on a real time basis, while the total return Index is calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds.

2.4 Weighting

The Index is a modified capitalization-weighted Index that employs a transparent weighting formula to magnify the effect that earnings play in the total return of the Indexes. The initial weight of a component in the Index at the annual reconstitution is based on the companies’ earnings stream during the last four fiscal quarters. To calculate the weighting factor – Earnings Stream – WisdomTree uses cumulative earnings generated over the prior four reported quarters, as of March 31 of each year. Thus, each component’s weight in the Index at the “Weighting Date” (defined below) reflects its share of the total Earnings Stream recorded over the prior four quarters by all of the component companies in the Index. The Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the second Friday of April. New components and component weights take effect before the opening of trading on the first Monday following the third Friday of April, the “Reconstitution Date.”

Should any company achieve a weighting equal to or greater than 15.0% of the Index, its weighting will be reduced to 12.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced proportionately.

Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight

Page 4 of 7 equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following capping rules are applied in this order:

1)	Should any sector achieve a weight equal to or greater than 25% of the Index, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

2)	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector weights above the specified caps.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

2.5 Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends require index divisor adjustments to prevent the distribution from distorting the price Index.

2.6 Multiple Share Classes In the event a component company issues multiple classes of shares of common stock, the most liquid share class will be included in the index. Conversion of a share class in the Index into another share class not in the Index results in the conversion of the share class being phased out into the surviving share class.

3. Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the LargeCap Value Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in earnings between reconstitutions, restatements of earnings between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action, or when the Index Calculation Agent typically applies such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1. Component Changes

•	Additions

Additions to the LargeCap Value Index are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the close of trading on the third Friday in April. No additions are made to the LargeCap Value Index between annual reconstitutions, except in the cases of certain Spin-Off companies, defined below. Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the reconstitution date are not included in the LargeCap Value Index, and the weights of the remaining components are adjusted accordingly.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. A component company that re-incorporates outside of the U.S. is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2. Spin-Offs and IPOs Should a company be spun-off from an existing component company it is allowed to stay in the LargeCap Value Index that its parent company is in until the next annual reconstitution. Companies that go public in an Initial Public Offering (IPO) and have positive cumulative earnings after four fiscal quarters of operations and that meet all other inclusion requirements are eligible for inclusion in the LargeCap Value Index at the next annual reconstitution.

4. Index Divisor Adjustments Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree Investments reserves the right to determine the appropriate implementation method.

5. Selection Parameters

Selection parameters for the WisdomTree LargeCap Value Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the LVI. The component companies are assigned weights in the Index as defined in section 2.4. and the annual reconstitution of the Index takes effect as defined in section 3.1.